Exhibit 1

MTS Announces Full Year and Fourth Quarter 2015 Financial Results

- Video Advertising Division: Q4 Revenues Up 45% Compared With Q3’15; Continued Investment in Technology As Long-Term Growth Driver –

- Telecommunications Business: Small Increase in Revenues; Several New TEM Customers Under Long-Term Contracts-

Ra’anana, Israel / River Edge, NJ, USA –March 22, 2016 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solution for online video advertising and telecommunications expense management and billing solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2015.

Twelve-Month Results: MTS’s full-year 2015 revenues totaled $14.7 million compared with $7.1 million for 2014, reflecting the contribution of Vexigo Ltd.’s revenues since its acquisition on April 1, 2015. On a GAAP basis, net loss for the period, which included non-cash impairment charges, net of a re-evaluation of contingent consideration payable to the former shareholders of Vexigo, of $3.5 million, was $(4.7) million or $(0.66) per diluted share, compared with a net loss of $(1.6) million, or $(0.34) per diluted share, for 2014.

On a non-GAAP basis, the Company recorded a net loss of $(36,000), or $(0.02) per diluted share in 2015, compared with a net loss of $(1.4) million, or $(0.30) per diluted share in 2014. The improved results in 2015 reflect the positive contribution of both Vexigo and the telecommunications business to the Company’s bottom line.

During the year ended December 31, 2015 the Company had positive operating cash flow of $818,000, as compared to $(1.5) million used in operating activities during the year ended December 31, 2014.

Q4 Results: MTS’s revenues for the fourth quarter of 2015 totaled $4.2 million, up 11% sequentially, as compared with $3.8 million for the third quarter of 2015. Revenues for the fourth quarter of 2014, which did not include Vexigo revenues, totaled $1.7 million. On a GAAP basis, net loss for the quarter, which included non-cash impairment charges, net of a re-evaluation of contingent consideration, of $3.5 million, totaled $(3.9) million, or $(0.48) per diluted share, compared with a net loss of $(535,000), or $(0.11) per diluted share, for the fourth quarter of 2014.

On a non-GAAP basis, the Company recorded a net loss in the fourth quarter of $(139,000), or $(0.02) per diluted share, compared with a non-GAAP net loss of $(493,000), or $(0.11) per diluted share, for the fourth quarter of 2014.

Mr. Lior Salansky, CEO of MTS, commented, “2015 was a turnaround year which included the acquisition and integration of the Vexigo business. During the fourth quarter, our Video Advertising revenues grew by 45% compared to the third quarter of 2015, reflecting the market’s seasonal strength during the winter holiday period and demonstrating the potential of this fast-moving market. To take full advantage of the opportunity, during the fourth quarter we continued to build out Vexigo’s product lines and moved forward with the development of an exciting Big Data-driven Real-Time Bidding (RTB) Optimization engine. In parallel, our telecommunications business showed improved performance while adding several new TEM customers with long-term contracts during 2015. With the full backing of our shareholders, a sound strategy, excellent products and expanding markets, we are focused on creating value in 2016 and beyond,” concluded Mr. Salansky.

Impairment of Goodwill and Re-evaluation of the Contingent Consideration Payable to Former Shareholders of Vexigo: As a result of changes that occurred in the online advertising market during the latter part of 2015 which resulted in reduced gross margins, the Company performed an impairment analysis and re-evaluated the contingent consideration payable to the former shareholders of Vexigo. As a result of the analysis and re-evaluation, the Company recorded a $3.5 million non-cash charge for impairment of goodwill, net of the re-evaluation of the contingent consideration payable to the former shareholders of Vexigo.

Postponement of Installment Payments Pursuant to the Vexigo Acquisition Agreement: With the goal of improving the Company’s working capital, after the end of the reporting period, Vexigo’s former shareholders (who are now shareholders of MTS) agreed to extend the payment schedule for the remaining consideration due to be paid to them.

Accounting Policies for Video Advertising Revenues and Cost of Revenues: In accordance with standard industry accounting policies, the Company records part of its Video Advertising revenues from third-party arrangements, together with their associated cost of revenues, on a net basis. If these revenues had been presented on a Non-GAAP gross basis, the Company’s Video Advertising revenues and cost of revenues would have totaled $9.8 million and $7.5 million, respectively, for 2015, and $4.1 million and $3.4 million, respectively, for the fourth quarter of 2015. Gross profit for both periods would have remained unchanged.

Non-GAAP Financial Measures:

This release includes non-GAAP net loss income and basic and diluted earnings per share. These non-GAAP measures exclude the following items:

•	M&A expenses related to the acquisition of Vexigo
•	Amortization of purchased intangible assets (net of tax affect)
•	Stock based compensation expenses
•	Impairment of goodwill
•	Re-evaluation of contingent consideration
•	Net income from discontinued operations

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,444	$4,864
Restricted cash	231	648
Restricted marketable securities	134	136
Trade receivables, net	4,485	579
Deferred tax asset	40	-
Other accounts receivable and prepaid expenses	103	75

Total current assets	8,437	6,302

LONG-TERM ASSETS:
Severance pay fund	668	604

PROPERTY AND EQUIPMENT, NET	160	118

OTHER INTANGIBLE ASSETS AND GOODWILL	12,759	3,868

Total assets	$22,024	$10,892

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,297	$254
Accrued expenses and other liabilities (*)	3,505	2,252
Deferred revenues	1,826	1,706
Deferred tax	142	-
Liabilities of discontinued operations	105	282

Total current liabilities	8,875	4,494

LONG-TERM LIABILITIES
Accrued severance pay	798	712
Liabilities related to Vexigo acquisition	5,624	-
Deferred tax liability	578	54

Total long-term liabilities	7,000	766

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	21	13
Additional paid-in capital	25,648	20,400
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(8)	(8)
Accumulated deficit	(19,483)	(14,744)

Total shareholders' equity	6,149	5,632

Total liabilities and shareholders' equity	$22,024	$10,892

________

(*) Including $1.3 million owed to Vexigo’s former shareholders as part of Vexigo acquisition.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
Revenues:
Telecom Services	$6,018	$5,674	$1,419	$1,417
Telecom Product sales	1,677	1,392	492	312
Video Advertising	7,017	-	2,325	-

Total revenues	14,712	7,066	4,236	1,729

Cost of revenues:
Telecom Services	3,049	2,384	766	559
Telecom Product sales	624	509	156	114
Video Advertising	4,741	-	1,645	-

Total cost of revenues	8,414	2,893	2,567	673

Gross profit	6,298	4,173	1,669	1,056

Operating expenses:
Research and development	1,805	1,387	534	297
Selling and marketing	2,225	1,868	606	512
General and administrative	3,459	2,459	766	754
Goodwill impairment, net of evaluation of contingent consideration	3,514	-	3,514	-

Total operating expenses	11,003	5,714	5,420	1,563

Operating loss	(4,705)	(1,541)	(3,751)	(507)
Financial expenses, net	(17)	(95)	(38)	(49)

Loss before taxes on income	(4,722)	(1,636)	(3,789)	(556)
Income tax expense (benefit), net	194	54	154	45

Net loss from continuing operations	(4,916)	(1,690)	(3,943)	(601)
Net income from discontinued operations	177	80	84	66

Net loss	$(4,739)	$(1,610)	$(3,859)	$(535)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.66)	$(0.34)	$(0.48)	$(0.11)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	7,174,991	4,670,964	8,043,290	4,672,664

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
GAAP Net loss	(4,739)	(1,610)	(3,859)	(535)
M&A expenses related to the acquisition of Vexigo Ltd.	424	64	-	64
Stock-based compensation expenses (income)	170	69	47	(2)
Amortization of intangible assets	772	178	243	46
Goodwill impairment, net of evaluation of contingent consideration	3,514	-	3,514	-
Income from discontinued operations	(177)	(80)	(84)	(66)

Non-GAAP net loss	$(36)	$(1,379)	$(139)	$(493)

Net loss per share:

GAAP diluted net loss per Ordinary share	$(0.66)	$(0.34)	$(0.48)	$(0.11)

Non-GAAP diluted net loss per Ordinary share	$0.00	$(0.30)	$(0.02)	$(0.11)

Weighted average number of Ordinary shares used in computing non-GAAP diluted net loss per share	7,174,991	4,670,964	8,043,290	4,672,664